                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               -------------------

                                PERKINELMER, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                               -------------------

              ZERO COUPON CONVERTIBLE DEBENTURES DUE AUGUST 7, 2020
                         (Title of Class of Securities)

                               -------------------

                                   714046 AA 7
                      (CUSIP Number of Class of Securities)

                               -------------------

                            Terrance L. Carlson, Esq.
                    Senior Vice President and General Counsel
                                PerkinElmer, Inc.
                                45 William Street
                               Wellesley, MA 02481
                                 (781) 237-5100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000

                               -------------------

                            CALCULATION OF FILING FEE

================================================================================
         TRANSACTION VALUATION                AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
            Not applicable*                     Not applicable*
================================================================================

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: Not applicable.      Filing party: Not applicable.
      Form or Registration No.: Not applicable.    Date filed: Not applicable.

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]  third party tender offer subject to Rule 14d-1.

         [X]  issuer tender offer subject to Rule 13e-4.

         [ ]  going-private transaction subject to Rule 13e-3.

         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

This Schedule TO relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT ADDITIONAL INFORMATION ABOUT PERKINELMER, INC.'S OFFER TO PURCHASE ITS OUTSTANDING ZERO COUPON CONVERTIBLE DEBENTURES WILL BE FILED WITH THE SEC.

PerkinElmer, Inc. ("PerkinElmer") plans to file with the Securities and Exchange Commission ("SEC") a Schedule TO in connection with its intended offer to purchase its outstanding zero coupon convertible debentures. The Schedule TO will contain important information about PerkinElmer, the zero coupon convertible debentures, PerkinElmer's offer to purchase the debentures and related matters. Investors and security holders are urged to read the Schedule TO carefully when it becomes available. Investors and security holders will be able to obtain free copies of the Schedule TO and other documents filed with the SEC by PerkinElmer through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Schedule TO from PerkinElmer by contacting PerkinElmer Investor Relations at 781-431-4306.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Schedule TO filing contains "forward-looking" statements. Any statements contained in this Schedule TO that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including the possibility that the proposed new financing is not consummated, including without limitation as a result of an inability to satisfy the conditions to Merrill Lynch's obligations set forth in the commitment agreement, risks related to PerkinElmer's debt levels, a downturn in PerkinElmer's customers' markets, PerkinElmer's failure to introduce new products in a timely manner, risks related to PerkinElmer's international operations, PerkinElmer's inability to integrate acquired businesses into PerkinElmer's existing business, competition and other factors which are described under the caption "Forward-Looking Information and Factors Affecting Future Performance" in PerkinElmer's quarterly report on Form 10-Q for the quarter ended June 30, 2002.

On October 29, 2002, PerkinElmer issued the following press release:

                 PERKINELMER REPORTS THIRD QUARTER 2002 RESULTS

          - GAAP EPS OF $0.08; CASH EPS OF $0.11 FROM CONTINUING OPERATIONS
          - FREE CASH FLOW OF $69 MILLION FROM CONTINUING OPERATIONS
          - DEBT REDUCED BY $114 MILLION
          - COMMITMENT RECEIVED FOR $445 MILLION FINANCING


BOSTON - PerkinElmer, Inc. (NYSE: PKI) today announced third quarter 2002 GAAP earnings per share from continuing operations of $0.08 on revenue of $366 million. For the same period last year, GAAP earnings per share from continuing operations were $0.33 on revenue of $348 million. Cash earnings per share from continuing operations (which exclude the amortization of intangibles) for the third quarter of 2002 were $0.11, including a $0.04 per share net benefit from the early retirement of debt and the reclassification of the Fluid Sciences business unit into continuing operations. This compares to cash earnings per share of $0.40 for the prior year period (which exclude the amortization of intangibles, goodwill and non-recurring items). Net earnings per share from total continued and discontinued operations for the third quarter of 2002 were $0.06 on a GAAP basis and $0.09 on a cash basis.

Revenue from continuing operations for the third quarter of 2002 was up 5% over the same period last year. Third quarter organic revenue, which excludes the effects of acquisitions and divestitures and the impact of foreign exchange, declined 5% from the same period last year. PerkinElmer reports organic revenue to provide investors with a consistent basis for comparing the performance of its operations over different periods.

As a result of market conditions, the company decided to retain its Fluid Sciences business unit, which provides sealing solutions and advanced fluid containment technologies to the aerospace, semiconductor and power generation markets. The company reclassified the results of its Fluid Sciences business unit into continuing operations. All financial data in this press release, including data for prior periods, have been adjusted to give effect to the reclassification of the results of the Fluid Sciences business unit into continuing operations.

In addition, the company today announced the combination of its Life Sciences and Analytical Instruments business units into a new integrated business named Life and Analytical Sciences. The new business will leverage the strengths of the respective sales,

PERKINELMER REPORTS THIRD QUARTER 2002 RESULTS
PAGE 2 OF 11

service, and R&D organizations along with the operational scale to better serve customers. Peter B. Coggins, PhD., formerly president of PerkinElmer Life Sciences, will serve as president of the organization.

"An integrated Life and Analytical Sciences organization will enable PerkinElmer to provide a single, unified face to our customers in the biopharmaceutical and clinical diagnostics markets, as well as bring greater resources to our analytical customers," said Gregory L. Summe, chairman and CEO of PerkinElmer, Inc.

The company also announced that it has received a commitment from Merrill Lynch Capital Corporation to provide a senior secured credit facility of up to $445 million, including a revolving credit facility of $100 million. The company intends to use borrowings under these facilities to repay existing debt.

Merrill Lynch's commitment for the new financing is contingent on completion of confirmatory due diligence, final documentation, issuance by PerkinElmer of $225 million of new subordinated debt securities, and other customary conditions.

Free cash flow was $69 million in the third quarter. During the third quarter the company retired $114 million of debt. At the end of the quarter, PerkinElmer had outstanding indebtedness of $592 million and cash and cash equivalents of $98 million.

"Our strong cash flow from operations and working capital improvement strengthened our balance sheet during the quarter. We believe that the third quarter debt retirement, together with the anticipated financing from Merrill Lynch, will relieve some of the concerns about our near term debt maturities," said Summe.

FINANCIAL OVERVIEW BY SEGMENT:

LIFE SCIENCES reported revenue of $118 million for the quarter, up 57% over the third quarter of 2001, due to the inclusion of Packard BioScience. Organically, revenue declined 7%. Double-digit growth in genetic screening, and growth in reagents and service sales was offset by weakness in sales of instrumentation to large pharmaceutical customers. During the quarter, the business unit introduced the SmartStation(TM) ultra high throughput screening integrated platform to provide integrated assay development, secondary screening, and ADME/Tox solutions for pharmaceutical and biotech customers. The unit's SNP detection system, the AcycloPrime(TM)-FP, was voted "Product of the Year" by readers of Genome Technology magazine. GAAP operating margin for the quarter of 4% and cash operating

PERKINELMER REPORTS THIRD QUARTER 2002 RESULTS
PAGE 3 OF 11

margin of 9% were down year-over-year reflecting the impact of lower volume and investments in sales and marketing.

OPTOELECTRONICS reported revenue of $84 million, down 7% from the same quarter last year on a reported basis and down 3% on an organic basis, reflecting weakness in lighting end markets, somewhat offset by growth in sales of biomedical components. The unit shipped its first Digital Angiography Detectors for customers in the biomedical market during the quarter. It also showcased several new technologies that deliver high-performance flash systems, and a new family of Cermax Xenon Short Arc Lamps, which enable high-intensity light for medical applications. GAAP operating margin for the quarter of 7%, and cash operating margin of 8%, were down year-over-year due to unabsorbed overhead resulting from the low revenue base.

ANALYTICAL INSTRUMENTS reported revenue of $115 million for the quarter, a decline of 12% from the same period in 2001 on a reported basis and down 5% on an organic basis. The decline was driven by weak instrument sales. During the quarter, the unit introduced the Optima(TM)4300V, an ICP-OES spectrometer featuring a vertically aligned torch, the AAnalyst(TM)200 atomic absorption spectrometer, and the Clarus(TM)500 gas chromatograph. Scientific Computing and Instrumentation magazine readers selected PerkinElmer Instruments' AutoSystem XL(TM)GC as the Chromatography System 2002 Readers' Choice Award Winner. PerkinElmer Instruments was also voted as a Readers' Choice finalist in the areas of chromatography data and spectroscopy systems for its TotalChrom(TM) Workstation Chromatography Data System and Spectrum(TM) Spotlight 300 IR Imaging System, respectively. GAAP operating margin for the quarter of 4%, and cash operating margin of 5% were down year-over-year due to lower volume and competitive pricing pressure.

FLUID SCIENCES reported revenue of $49 million for the quarter, a 7% decline from the same period in 2001 on a reported basis and a 4% organic decline, reflecting weakness in the aerospace market. During the quarter, the unit announced that it had been selected by Airbus to develop and supply the advanced high-pressure hydraulic accumulators for the A380 aircraft. PerkinElmer's high-pressure hydraulic accumulators use welded metal bellows technology to eliminate elastomeric separators that limit life on other types of accumulators. GAAP operating margin for the quarter of 11%, and cash operating margin of 12% declined year-over-year as a result of lower volumes.

"During the quarter each of our businesses continued to deliver a steady pipeline of application-focused, new products and improve their operational processes," said Summe. "While our end markets remain challenging, we believe the company will continue to make significant progress in driving growth in earnings and cash flow."

PERKINELMER REPORTS THIRD QUARTER 2002 RESULTS
PAGE 4 OF 11

For the third quarter of 2002, cash operating margins from continuing operations described above exclude $5.5 million, $0.3 million, $1.1 million and $0.2 million of intangibles amortization for Life Sciences, Optoelectronics, Analytical Instruments, and Fluid Sciences, respectively.

In addition to reporting GAAP results, PerkinElmer reports cash earnings per share (excluding amortization of intangibles and goodwill) to provide investors with a measure of business performance comparable to that used by other companies in similar industries and to eliminate the impact of the implementation of FASB no. 142 on period-to-period comparisons. Amortization of intangibles, other than goodwill, was $0.03 per share for the third quarter of 2002 and $0.02 per share for the third quarter of 2001. Amortization of goodwill was $0.06 per share for the third quarter of 2001. In accordance with FASB no. 142, PerkinElmer ceased amortizing goodwill beginning with the 2002 fiscal year.

The company will discuss the third quarter 2002 results in a conference call on Tuesday, October 29, 2002, at 10:00 a.m. Eastern Time (ET). To listen to this call live, please tune into the webcast via www.perkinelmer.com. A playback of this conference call will be available from 1:00 p.m. ET, Tuesday, October 29, 2002, until 11:59 p.m. ET, Monday, November 4, 2002. The playback phone number is 719-457-0820 and the code number is 467644.

FACTORS AFFECTING FUTURE PERFORMANCE

This press release contains "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including the possibility that the proposed new financing is not consummated, including without limitation as a result of an inability to satisfy the conditions to Merrill Lynch's obligations set forth in the commitment agreement, risks related to our debt levels, a downturn in our customers' markets, our failure to introduce new products in a timely manner, risks related to our international operations, our inability to integrate acquired businesses into our existing business, competition and other factors which we describe under the caption "Forward-Looking Information and Factors Affecting Future Performance" in our quarterly report on Form 10-Q for the quarter ended June 30, 2002. We disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

PERKINELMER REPORTS THIRD QUARTER 2002 RESULTS
PAGE 5 OF 11

IMPORTANT ADDITIONAL INFORMATION ABOUT PERKINELMER'S OFFER TO PURCHASE ITS OUTSTANDING ZERO COUPON CONVERTIBLE DEBENTURES WILL BE FILED WITH THE SEC.

PerkinElmer plans to file with the SEC a Schedule TO in connection with its intended offer to purchase its outstanding zero coupon convertible debentures. The Schedule TO will contain important information about PerkinElmer, the zero coupon convertible debentures, PerkinElmer's offer to purchase the debentures and related matters. Investors and security holders are urged to read the Schedule TO carefully when it becomes available. Investors and security holders will be able to obtain free copies of the Schedule TO and other documents filed with the SEC by PerkinElmer through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Schedule TO from PerkinElmer by contacting PerkinElmer Investor Relations at 781-431-4306.

                                      # # #

PerkinElmer, Inc. is a global technology leader focused in the following businesses - Life Sciences, Optoelectronics, Analytical Instruments, and Fluid Sciences. Combining operational excellence and technology expertise with an intimate understanding of our customers' needs, PerkinElmer creates innovative solutions - backed by unparalleled service and support - for customers in health sciences, semiconductor, aerospace, and other markets whose applications demand precision and speed. The company operates in more than 125 countries, and is a component of the S&P 500 Index. Additional information is available through www.perkinelmer.com or 1-877-PKI-NYSE.


For further information:

Investor Contact:                                    Media Contact:
Diane Basile                                         Jim Monahan
PerkinElmer, Inc.                                    PerkinElmer, Inc.
(781) 431-4306                                       (781) 431-4111






                                    - more -

PERKINELMER REPORTS THIRD QUARTER 2002 RESULTS
PAGE 6 OF 11


                       PERKINELMER, INC. AND SUBSIDIARIES
                             GAAP INCOME STATEMENTS




                                                                            THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                     ------------------------------  ------------------------------
 (IN THOUSANDS EXCEPT PER SHARE DATA)                                Sept. 29, 2002  SEPT. 30, 2001  SEPT. 29, 2002  SEPT. 30, 2001
                                                                     --------------  --------------  --------------  --------------
 SALES                                                                $   366,011     $   348,322     $ 1,095,400     $ 1,119,358

 Cost of Sales                                                            219,256         192,649         663,017         622,553
 Research and Development Expenses                                         20,505          18,488          64,915          61,086
 Selling, General and Administrative Expenses                             109,556          86,998         344,253         293,329
 Gains on dispositions and restructuring charges, net                        --            (2,500)          4,008         (13,348)
                                                                      -----------     -----------     -----------     -----------

 OPERATING INCOME FROM CONTINUING OPERATIONS                               16,694          52,687          19,207         155,738

 Other Expense, Net                                                         4,731           4,486          26,782          23,362
                                                                      -----------     -----------     -----------     -----------

 Income From Continuing Operations Before Income Taxes                     11,963          48,201          (7,575)        132,376

 Provision for Income Taxes                                                 2,213          14,215          (2,742)         43,231
                                                                      -----------     -----------     -----------     -----------

NET INCOME FROM CONTINUING OPERATIONS                                       9,750          33,986          (4,833)         89,145

Income From Discontinued Operations, Net of Income Tax                     (2,604)         (2,767)        (15,711)         (5,020)
Gain on Disposition of Discontinued Operations, Net of Income Tax            --              --           (10,966)           --
                                                                      -----------     -----------     -----------     -----------
NET INCOME BEFORE EFFECT OF ACCOUNTING CHANGE                               7,146          31,219         (31,510)         84,125
Effect of Accounting Change, Net of Income Tax                               --              --          (117,800)           --
                                                                      -----------     -----------     -----------     -----------

NET INCOME (LOSS)                                                     $     7,146     $    31,219     $  (149,310)    $    84,125
                                                                      ===========     ===========     ===========     ===========

 Diluted Earnings Per Share:
 CONTINUING OPERATIONS                                                $      0.08     $      0.33     $     (0.04)    $      0.86

 Income From Discontinued Operations, Net of Income Tax                     (0.02)          (0.03)          (0.13)          (0.05)
 Gain on Disposition of Discontinued Operations, Net of Income Tax           --              --             (0.09)           --
                                                                      -----------     -----------     -----------     -----------

 NET INCOME BEFORE EFFECT OF ACCOUNTING CHANGE                               0.06            0.30           (0.25)           0.81
 Effect of Accounting Change, Net of Income Tax                              --              --             (0.94)           --
                                                                      -----------     -----------     -----------     -----------
NET INCOME (LOSS)                                                     $      0.06     $      0.30     $     (1.19)    $      0.81
                                                                      ===========     ===========     ===========     ===========

Weighted Average Diluted Shares of Common Stock Outstanding               126,775         104,341         125,335         104,179

PERKINELMER REPORTS THIRD QUARTER 2002 RESULTS
PAGE 7 OF 11

                       PERKINELMER, INC. AND SUBSIDIARIES
                           ADJUSTED INCOME STATEMENTS
               EXCLUDES GOODWILL/INTANGIBLES AMORTIZATION, GAINS,
                   RESTRUCTURING AND OTHER NONRECURRING ITEMS


                                                                            THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                     ------------------------------  ------------------------------
 (IN THOUSANDS EXCEPT PER SHARE DATA)                                SEPT. 29, 2002  SEPT. 30, 2001  SEPT. 29, 2002  SEPT. 30, 2001
                                                                     --------------  --------------  --------------  --------------
 SALES                                                                $   366,011     $   348,322     $ 1,095,400     $ 1,119,358

 Cost of Sales                                                            219,256         189,174         644,284         616,978
 Research and Development Expenses                                         20,505          18,488          64,915          58,593
 Selling, General and Administrative Expenses                             102,436          75,025         319,742         258,302
                                                                      -----------     -----------     -----------     -----------

 OPERATING INCOME FROM CONTINUING OPERATIONS                               23,814          65,635          66,459         185,485

 Other Expense, Net                                                         4,731           7,875          26,782          26,751
                                                                      -----------     -----------     -----------     -----------

 Income From Continuing Operations Before Income Taxes                     19,083          57,760          39,677         158,734

 Provision for Income Taxes                                                 4,876          16,105          11,902          46,095
                                                                      -----------     -----------     -----------     -----------

NET INCOME FROM CONTINUING OPERATIONS                                      14,207          41,655          27,775         112,639

Income From Discontinued Operations, Net of Income Tax                     (2,604)         (2,767)        (15,711)         (5,020)
Gain on Disposition of Discontinued Operations, Net of Income Tax            --              --           (10,966)           --
                                                                      -----------     -----------     -----------     -----------
NET INCOME                                                            $    11,603     $    38,888     $     1,098     $   107,619
                                                                      ===========     ===========     ===========     ===========

 Diluted Earnings Per Share:
NET INCOME FROM CONTINUING OPERATIONS                                 $      0.11     $      0.40     $      0.22     $      1.08

 Income From Discontinued Operations, Net of Income Tax                     (0.02)          (0.03)          (0.12)          (0.05)
 Gain on Disposition of Discontinued Operations, Net of Income Tax           --              --             (0.09)           --
                                                                      -----------     -----------     -----------     -----------
 NET INCOME                                                           $      0.09     $      0.37     $      0.01     $      1.03
                                                                      ===========     ===========     ===========     ===========

Weighted Average Diluted Shares of Common Stock Outstanding               126,775         104,341         126,497         104,179

PERKINELMER REPORTS THIRD QUARTER 2002 RESULTS
PAGE 8 OF 11

                       PERKINELMER, INC. AND SUBSIDIARIES
                           SALES AND OPERATING PROFIT
               BEFORE GOODWILL/ INTANGIBLES AMORTIZATION, GAINS,
                        RESTRUCTURING AND UNUSUAL ITEMS
c

                                                  3RD QUARTER                    NINE MONTHS
                                              -------------------           --------------------
(IN THOUSANDS)                                2002           2001           2002            2001
                                              ----           ----           ----            ----
LIFE SCIENCES            Sales             $  117,729     $   74,764    $   363,523     $   221,637
                         OP$                   10,510         14,948         36,414          40,702
                         OP%                     8.9%          20.0%          10.0%           18.4%

OPTOELECTRONICS          Sales                 84,349         90,657        236,472         295,105
                         OP$                    6,476         21,167         10,330          58,972
                         OP%                     7.7%          23.3%           4.4%           20.0%

ANALYTICAL INSTRUMENTS   Sales                115,138        130,187        354,551         421,262
                         OP$                    5,653         16,704         18,518          50,865
                         OP%                     4.9%          12.8%           5.2%           12.1%

FLUID SCIENCES           Sales                 48,795         52,714        140,854         181,354
                         OP$                    5,647         15,062         13,315          43,325
                         OP%                    11.6%          28.6%           9.5%           23.9%

OTHER                    OP$                   (4,472)        (2,246)       (12,118)         (8,379)


 CONTINUING OPERATIONS   Sales              $ 366,011      $ 348,322     $1,095,400      $1,119,358
                                            =========      =========     ==========      ==========
                         OP$                $  23,814      $  65,635     $   66,459      $  185,485
                                            =========      =========     ==========      ==========
                         OP%                     6.5%          18.8%           6.1%           16.6%


Note: Nonrecurring items represent income and expenses associated with acquisition, restructuring, divestiture or other unusual items which are not expected to have an impact on ongoing operations.

PERKINELMER REPORTS THIRD QUARTER 2002 RESULTS
PAGE 9 OF 11

                       PERKINELMER, INC. AND SUBSIDIARIES
                                 RECONCILIATION
                   ADJUSTED NET INCOME TO REPORTED NET INCOME


                                                                 FOR THE THREE MONTHS ENDED    FOR THE NINE MONTHS ENDED
                                                                ---------------------------   ----------------------------
                                                                SEPTEMBER 29,  SEPTEMBER 30,  SEPTEMBER 29,  SEPTEMBER 30,
(IN THOUSANDS)                                                      2002           2001           2002           2001
                                                                -------------  -------------  -------------  -------------
ADJUSTED INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES    $  19,083     $  57,760       $  39,677      $ 158,734

Nonrecurring Items:
   Acquisition-related Charges                                         --          (1,390)         (1,500)        (4,173)
   Gains on Dispositions, net                                          --           5,390           5,216         13,738
   Restructuring Actions                                               --             500          (9,224)         3,000
   Integration and Reorganization-related Charges                      --          (3,917)         (3,242)        (9,127)
                                                                  ---------     ---------       ---------      ---------

      Net Nonrecurring Items                                           --             583          (8,750)         3,438

Inventory Adjustment                                                   --            --           (17,233)          --
Goodwill and Intangibles Amortization                                (7,120)      (10,142)        (21,269)       (29,796)
                                                                  ---------     ---------       ---------      ---------

Income (Loss) From Continuing Operations Before Income Taxes         11,963        48,201          (7,575)       132,376

Provision for Income Taxes                                            2,213        14,215          (2,742)        43,231
                                                                  ---------     ---------       ---------      ---------

NET INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE EFFECT OF
ACCOUNTING CHANGE                                                 $   9,750     $  33,986       $  (4,833)     $  89,145
                                                                  =========     =========       =========      =========

PERKINELMER REPORTS THIRD QUARTER 2002 RESULTS
PAGE 10 OF 11


                       PERKINELMER, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS


                                                       SEPTEMBER 29, 2002    JUNE 30, 2002     DECEMBER 30, 2001
                                                       ------------------    -------------     -----------------
                                                                            (IN THOUSANDS)

Current assets:
  Cash and cash equivalents                             $    97,549         $   143,343         $   138,250
  Accounts receivable                                       294,651             309,660             319,063
  Inventories                                               221,536             227,173             244,841
  Other current assets                                      168,457             170,904             150,686
  Current assets of discontinued operations                  10,212              12,046              90,518
                                                        -----------         -----------         -----------
    Total current assets                                    792,405             863,126             943,358

Property, plant and equipment:
  At cost                                                   556,280             559,328             530,327
  Accumulated depreciation                                 (280,006)           (273,933)           (247,703)
                                                        -----------         -----------         -----------
Net property, plant and equipment                           276,274             285,395             282,624
Investments                                                  14,293              16,500              18,197
Intangible assets                                         1,446,689           1,453,867           1,530,053
Other assets                                                 62,497              81,717             102,055
Long-term assets of discontinued operations                   7,157               7,336              93,651
                                                        -----------         -----------         -----------
    Total assets                                        $ 2,599,315         $ 2,707,941         $ 2,969,938
                                                        ===========         ===========         ===========
Current liabilities:
  Short-term debt                                       $   153,218         $   100,000         $   125,984
  Accounts payable                                          138,260             132,819             128,952
  Accrued restructuring costs                                31,970              33,902              51,735
  Accrued expenses                                          345,697             327,916             427,550
  Current liabilities of discontinued operations              3,684               5,719              20,814
                                                        -----------         -----------         -----------
    Total current liabilities                               672,829             600,356             755,035
Long-term debt                                              438,792             606,537             598,125
Long-term liabilities                                       272,599             275,433             253,164
Long-term liabilities of discontinued operations              2,158               2,222                  57

Commitment and contingencies

Stockholders equity:
  Preferred stock                                              --                  --                  --
  Common stock                                              145,101             145,101             145,101
  Capital in excess of par value                            644,188             644,218             641,164
  Retained earnings                                         666,255             667,786             842,004
  Accumulated other comprehensive loss                      (45,023)            (35,794)            (60,940)
  Cost of shares held in treasury                          (197,584)           (197,918)           (203,772)
                                                        -----------         -----------         -----------
    Total stockholders' equity                            1,212,937           1,223,393           1,363,557
                                                        -----------         -----------         -----------
    Total liabilities and stockholders' equity          $ 2,599,315         $ 2,707,941         $ 2,969,938
                                                        ===========         ===========         ===========

PERKINELMER REPORTS THIRD QUARTER 2002 RESULTS
PAGE 11 OF 11

                       PERKINELMER, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                         THREE MONTHS ENDED
                                                                                  ------------------------------------
                                                                                  SEPTEMBER 29,          SEPTEMBER 30,
(IN THOUSANDS)                                                                         2002                  2001
                                                                                  -------------          -------------
OPERATING ACTIVITIES:
  Net income                                                                       $   7,146              $  31,219
  Add net loss from discontinued operations                                            2,604                  2,767
                                                                                   ---------              ---------
  Income from continuing operations                                                    9,750                 33,986
    Depreciation and amortization                                                     19,525                 19,712
    Amortization of deferred debt issuance costs and accretion
      of discount                                                                      5,239                  5,455
    Gains on disposal of business, net                                                   --                  (8,732)
    Gain on purchase of debt, net                                                     (4,068)                   --
    Changes in assets and liabilities which provided (used) cash, excluding effects from companies purchased and divested:
       Accounts receivable                                                            12,006                 (7,425)
       Inventories                                                                     3,973                (10,769)
       Accounts payable                                                                5,614                 12,800
       Tax refund                                                                     27,446                    --
       Restructuring                                                                  (1,768)                (6,392)
       Accrued expenses and other                                                     (3,330)                  (830)
                                                                                   ---------              ---------
NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS                                  74,387                 37,805
NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS                                (3,443)                (7,352)
                                                                                   ---------              ---------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                                   70,944                 30,453

INVESTING ACTIVITIES:
  Capital expenditures                                                                (5,489)               (30,725)
  Proceeds from dispositions of businesses and sales of PP&E, net                     10,284                  4,226
  Costs of acquisitions, net of cash acquired                                         (6,300)                   --
  Proceeds from sales of investments, net                                                858                  2,132
                                                                                   ---------              ---------
NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS                                    (647)               (24,367)
NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS                                    (6)                (7,348)
                                                                                   ---------              ---------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                     (653)               (31,715)

FINANCING ACTIVITIES:
  Prepayment of zero coupon bonds                                                    (84,440)                   --
  Increase (decrease) in commercial paper borrowings                                     --                  (2,000)
  Decrease in other debt                                                             (27,000)                (2,951)
  Proceeds from issuance of common stock                                               5,336                  4,330
  Purchases of common stock                                                              --                  (1,466)
  Cash dividends                                                                      (8,842)                (7,091)
                                                                                   ---------              ---------
NET CASH PROVIDED BY (USED IN) CONTINUING OPERATIONS                                (114,946)                (9,178)
NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATIONS                                   --                     --
                                                                                   ---------              ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                 (114,946)                (9,178)
Effect of Exchange Rate Changes on Cash and Cash Equivalents                          (1,139)                 4,904
                                                                                   ---------              ---------
Decrease in Cash and Cash Equivalents                                                (45,794)                (5,536)
Cash and Cash Equivalents at Beginning of Period                                     143,343                133,935
                                                                                   ---------              ---------
Cash and Cash Eqivalents at End of Period                                          $  97,549              $ 128,399
                                                                                   =========              =========